UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

521168104

(CUSIP Number)

Brian Sopinsky, Esq.

SIG Asia Investment, LLLP

One Commerce Center

1201 N. Orange Street, Suite 715

Wilmington, DE 19801

415-403-6510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521168104

1.	Name of Reporting Person SIG China Investments One, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 136,425,000

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 136,425,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,425,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%(1)

14.	Type of Reporting Person CO

(1)  Based on 2,198,845,700 Ordinary Shares issued and outstanding as of June 30, 2013.

CUSIP No. 521168104

1.	Name of Reporting Person SIG Asia Investment, LLLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 136,425,000

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 136,425,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,425,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%(2)

14.	Type of Reporting Person PN

(2)  Based on 2,198,845,700 ordinary shares issued and outstanding as of June 30, 2013.

This statement on Schedule 13D (this “Schedule 13D”) supersedes the Statement on Schedule 13G, filed on February 11, 2011 by SIG China One, Ltd. (“SIG China”) and SIG Asia Investment, LLLP (“SIG Asia”) This Schedule 13D is being filed because SIG China and SIG Asia may no longer qualify to file on Schedule 13G.  See Item 4 below.

Item 1 Security and Issuer

The class of securities to which this statement on Schedule 13D relates is the ordinary shares, par value $0.01 per share (“Ordinary Shares”), of Le Gaga Holdings Limited, a Cayman Islands company (the “Issuer”).  The address of the principal executive offices of the Issuer is Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong, People’s Republic of China.

Item 2 Identity and Background

This Schedule 13D is filed jointly by SIG China, a Cayman Islands company, and SIG Asia, a Delaware limited liability limited partnership and the investment manager for SIG China pursuant to an investment management agreement (together, the “Reporting Persons”).  The board of directors of SIG China is comprised of Arthur Dantchik, Joel Greenberg and William E.J. Walmsley.  The general partner of SIG Asia is SAI Holding, LLC, a Delaware limited liability company (“SAI Holding”).  The board of managers of SAI Holding is comprised of Arthur Dantchik, Mark Dooley, Joel Greenberg and Jeffrey Yass.  The sole member of SAI Holding is Susquehanna International Holdings, LLC, a Delaware limited liability company (“SIH”).

The business address of SIG China is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.  The business addresses of SIG Asia, SAI Holding and SIH is One Commerce Center, 1201 N. Orange Street, Suite 715, Wilmington, Delaware 19801.  The business address of Messrs. Dantchik, Dooley, Greenberg and Yass is 401 City Avenue, Suite 220, Bala Cynwyd, Pennsylvania 19004.  The business address of Mr. Walmsley is Rawlinson & Hunter, Windward 1, Regatta Office Park, PO Box 897, Grand Cayman, Cayman Islands.

The principal business of SIG China is to engage in the purchase of securities for investment.  The principal business of SIG Asia is to act as an investment manager for certain affiliated entities, including SIG China.  The principal business of SAI Holding is to act as the general partner for SIG Asia.  The principal business of SIH is to act as a holding company for various subsidiary companies.  Messrs. Dantchik, Dooley, Greenberg and Yass are engaged in the investment business.  Mr. Walmsley is an attorney in the Cayman Islands.

Jeffrey Yass is the person who ultimately controls each Reporting Person with respect to the matter described herein.

During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any individual or entity named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs. Dantchik, Dooley, Greenberg and Yass are citizens of the United States of America. Mr.

Walmsley is a British citizen.

Item 3 Source and Amount of Funds or other Consideration

As more fully described below, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 136,425,000, consisting of Ordinary Shares issued upon conversion of certain preferred shares of the Issuer acquired prior to the Issuer’s initial public offering.  SIG China used its own working capital funds to acquire the Ordinary Shares described herein.

On March 21, 2008, SIG China entered into a private placement transaction with China Linong International Limited (“China Linong”) whereby SIG China acquired 130,270 series B preferred shares of China Linong for an aggregate purchase price of $9,500,344. In July 2010, these China Linong series B preferred shares were exchanged for series B preferred shares of the Issuer, $0.01 par value per share (the “Class B Preferred Shares”) at a 1 to 1,000 ratio.  All of the Class B Preferred Shares were converted, in connection with the closing of the Issuer’s initial public offering, into 130,270,000 Ordinary Shares on the basis of one Ordinary Share for each Class B Preferred Share.

On December 22, 2009, SIG China entered into a second private placement transaction with China Linong whereby SIG China acquired 6,155 series B1 preferred shares of China Linong for an aggregate purchase price of $465,933.50. In July 2010, these China Linong series B1 preferred shares were exchanged for series B1 preferred shares of the Issuer, $0.01 par value per share (the “Class B1 Preferred Shares”) at a 1 to 1,000 ratio.  All of the Class B1 Preferred Shares were converted, in connection with the closing of the Issuer’s initial public offering, into 6,155,000 Ordinary Shares on the basis of one Ordinary Share for each Class B1 Preferred Share.

Pursuant to an agreement and plan of merger, dated as of July 30, 2014 (the “Merger Agreement”), among the Issuer, Harvest Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Harvest Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Parent, Harvest Holdings Limited (“Holdco”), SIG China, and certain other shareholders of the Issuer (such other shareholders, together with SIG China, collectively, the “Rollover Shareholders”) entered into a rollover and support agreement, dated as of July 30, 2014 (the “Support Agreement”), with Parent and Holdco providing that the Rollover Shares (as defined below), in connection with and at the effective time of the Merger, will be cancelled for no consideration. The description of the Support Agreement set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 2, and which is incorporated herein by reference in its entirety.

Item 4            Purpose of Transaction

On July 30, 2014, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation. Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$0.0812 per Share or US$4.06 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) 1,752,477,450 Ordinary Shares held by the Rollover Shareholders (the “Rollover Shares”) and the Ordinary Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, and (b) Ordinary Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Holdco. In addition, if the Merger is consummated, the ADSs would be delisted from the NASDAQ Global Select Market, the Issuer’s obligations to file periodic report under the Exchange Act would be terminated, and the Issuer will be privately held by certain parties to the Merger and the Rollover Shareholders (including SIG China).

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into the Support Agreement with Parent and Holdco, pursuant to which the Rollover Shareholders have agreed with Parent and Holdco, among other things, that: (a) they will vote all of the Ordinary Shares (including Ordinary Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (b) the Rollover Shares will, in connection with and at the effective time of the Merger, be cancelled for no consideration.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Support Agreement, copies of which are filed as Exhibit 1 and Exhibit 2, respectively, and which are incorporated herein by reference in their entirety.

Item 3 of this Schedule 13D is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best of their knowledge, any individual or entity named in Item 2 of this Schedule 13D, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of this Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5 Interest in Securities of Issuer

(a)                                 The Reporting Persons beneficially own 136,425,000 Ordinary shares or 6.2% of the outstanding Ordinary Shares of the Issuer.  To the best knowledge of the Reporting Persons, other than the Reporting Persons, none of the persons listed in Item 2 hereof beneficially owns any Ordinary Shares.

(b)                                 Pursuant to Section 13(d) of the Act, the Reporting Persons may, by virtue of their actions in respect of the Support Agreement and the Merger, as described herein,

be deemed to be members of a “group” with certain other shareholders of the Issuer and parties to the Merger. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the beneficial owner of any of the Ordinary Shares beneficially owned by the other members of the “group” for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons themselves are a “group”, or have agreed to act as a “group”.

(c)                                  The Reporting Persons have shared voting and dispositive power of the Ordinary shares.

(d)                                 No transactions in Ordinary Shares were effected by the Reporting Persons in the sixty days before the date of this Schedule 13D.  To the best knowledge of the Reporting Persons, none of the individuals or entities named in Item 2 of this Schedule 13D has effected any transactions in the Ordinary Shares during the past 60 days.

(e)                                  Not applicable.

(f)                                   Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Items 3 and 4 are incorporated by reference herein.

Item 7            Material to Be Filed as Exhibits

The following are filed herewith as exhibits to this Amendment:

Exhibit 1: Agreement and Plan of Merger, dated as of July 30, 2014, among Issuer, Parent and Merger Sub (previously filed with the Commission as Exhibit 1 to Schedule 13D/A filed by Ms. Chiu and such other reporting persons thereunder on July 30, 2014).

Exhibit 2:  Rollover and Support Agreement, dated as of July 30, 2014, by and among the Rollover Shareholders, Holdco and Parent (previously filed with the Commission as Exhibit 4 to Schedule 13D/A filed by Ms. Chiu and such other reporting persons thereunder on July 30, 2014).

Exhibit 3: Joint Filing Agreement, dated as of August 11, 2014, by and between SIG China and SIG Asia.

Exhibit 4:  Limited Power of Attorney executed by SIG China, authorizing SIG Asia to sign and file this Schedule 13D on its behalf, dated as of May 2006.

Dated: August 11, 2014

SIG China Investments One, Ltd.	SIG Asia Investment, LLLP

By: SIG Asia Investment, LLLP

Pursuant to a Limited Power of Attorney

By:	/s/ Michael Spolan	By:	/s/ Michael Spolan
Name:	Michael Spolan	Name:	Michael Spolan
Title:	Vice President	Title:	Vice President

EXHIBIT 3

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares of Le Gaga Holdings Limited is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of August11, 2014

SIG China Investments One, Ltd.

By:	SIG Asia Investment, LLLP
Pursuant to a Limited Power of Attorney

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	Vice President

SIG Asia Investment, LLLP

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	Vice President

EXHIBIT 4

LIMITED POWER OF ATTORNEY

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the day of May, 2006 by SIG China Investments One, Ltd. (hereinafter called “the Company”), whose Registered Office is situated at Second Floor, One Capital Place, P.O. Box 1787, Grand Cayman, Cayman Islands, B.W.I.

WHEREAS, by agreement dated May   , 2006, by and between the Company and Susquehanna Asia Investment, LLLP, the Company expressly authorized Susquehanna Asia Investment, LLLP to enter into transactions in certain designated areas as defined in the Amended and Restated Discretionary Investment Management Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Joel Greenberg (Director) and Woodbourne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of SUSQUEHANNA ASIA INVESTMENT, LLLP, which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating, signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Amended and Restated Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF
SIG CHINA
INVESTMENTS ONE, LTD.	By:	/s/ Joel Greenberg
Joel Greenberg
(Director)